Filed by: The Interpublic Group of Companies, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: The Interpublic Group of Companies, Inc.

SEC File No.: 001-06686

The following memo was sent by Philippe Krakowsky, Chief Executive Officer of The Interpublic Group of Companies, Inc., to IPG employees on December 9, 2024.

Memo from Philippe Krakowsky

All,

Today is a historic day for a company that’s shaped our industry since its inception.

In 1961, Interpublic became the first holding company, creating a house of agency brands that could serve the advertising needs of clients globally. In the decades that followed, we led the way in bringing new marketing disciplines into the fold and delivering integrated marketing for our clients. More recently, our acquisition of Acxiom saw us advance the state of the art when it came to incorporating data, technology and precision into the solutions we provide for forward-thinking marketers. And, throughout, we’ve valued the power of ideas, craftsmanship and creativity in differentiating brands and building businesses.

As we all know, we are living in an era of ever-increasing, exponential change in the consumer, technology and marketing landscapes. We’ve always prided ourselves on being at the forefront of this evolution, which is why today, we’re taking another bold step forward.

Moments ago, we issued a press release announcing that Interpublic has reached a definitive agreement to be acquired by Omnicom, creating the industry’s premier marketing and tech-enabled sales organization.

With this strategic combination, our companies will establish a new benchmark for what’s possible in our industry. Our strength and depth in all areas of ideation, media, precision marketing, data, commerce, healthcare, sports and experiential marketing, public relations, design and many other disciplines and channels will be exceptional. By joining forces, we can also accelerate innovation, since we can focus and amplify our investment in increasingly important platform services, informed by technology and AI.

Equally important, our two companies are not only highly complementary in offerings and across our geographic presence, we also share core values and culture. Together, I know we can write an exciting new chapter that moves the entire industry forward.

What Happens Next

While the announcement of the agreement is taking place today, the transaction isn’t expected to close until the second half of 2025. It is subject to Interpublic and Omnicom shareholder approvals, required regulatory approvals, and other customary conditions. With that in mind, there won’t be any immediate changes to our day-to-day and we all need to remain focused on continuing to deliver great results for our clients and supporting each other. We will keep you regularly updated as we work alongside Omnicom on our integration plans over the coming months.

I know each of you will have questions about your role as we become a part of the Omnicom organization next year. Know that our focus will be to care for our people, and we will be in continual contact on this front as our plans progress. We are joining a group of highly awarded agencies, top clients, and outstanding new offerings, which together provide opportunities for career growth on an expanded canvas.

What is more, I’ll stay closely involved going forward, co-Chairing the committee that will oversee the integration of our two organizations, serving as co-President and COO of Omnicom after the combination, and joining two other current IPG Board members on Omnicom’s Board of Directors.

Positioning Ourselves for the Future

Ultimately, becoming a part of Omnicom will enable us to continue to invest in and prepare for a future where the pace of change is relentless. Together, our new company will have breathtaking talent, reach, capabilities, and geographic presence, as well as a uniquely powerful set of platform services, positioning us for long-term success.

You can find additional details regarding the transaction in our joint press release and accompanying presentation.

With thanks,

Philippe

FORWARD-LOOKING STATEMENTS

This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. Forward-looking statements are not statements of historical fact and reflect The Interpublic Group of Companies, Inc.’s (“IPG”) and Omnicom Group Inc.’s (“Omnicom”) current views about future events. Such forward-looking statements include, without limitation, statements about the benefits of the proposed transaction involving IPG and Omnicom, including future financial and operating results, IPG’s and Omnicom’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the proposed transaction, and other statements that are not historical facts, including the combined company’s ability to create an advanced marketing and sales platform, the combined company’s ability to accelerate innovation and enhance efficiency through the transaction, and the combined company’s plan on future stockholder returns. No assurances can be given that the forward-looking statements contained in this communication will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite IPG and Omnicom stockholder approvals; the risk that IPG and Omnicom may be unable to obtain governmental and regulatory approvals required for the proposed transaction (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the risk that an event, change or other circumstance could give rise to the termination of the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk of delays in completing the proposed transaction; the risk that the businesses will not be integrated successfully or will be more costly or difficult than expected; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of IPG’s or Omnicom’s common stock; the risk of litigation related to the proposed transaction; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the diversion of management time from ongoing business operations and opportunities as a result of the proposed transaction; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; adverse economic conditions; losses on media purchases and production costs; reductions in spending from IPG or Omnicom, a slowdown in payments by such clients, or a deterioration or disruption in the credit markets; risks related to each company’s ability to attract new clients and retain existing clients; changes in client advertising, marketing, and corporate communications requirements; failure to manage potential conflicts of interest between or among clients of each company; unanticipated changes related to competitive factors in the advertising, marketing, and corporate communications industries; unanticipated changes to, or any inability to hire and retain key personnel at either company; currency exchange rate fluctuations; reliance on information technology systems and risks related to cybersecurity incidents; risks and challenges presented by utilizing artificial intelligence technologies and related partnerships; changes in legislation or governmental regulations; risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; risks related to international operations; risks related to environmental, social, and governance goals and initiatives; and other risks inherent in IPG’s and Omnicom’s businesses.

All such factors are difficult to predict, are beyond IPG’s and Omnicom’s control, and are subject to additional risks and uncertainties, including those detailed in IPG’s annual report on Form 10-K for the year ended December 31, 2023, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on IPG’s website at https://investors.interpublic.com/sec-filings/financial-reports and on the SEC’s website at http://www.sec.gov, and those detailed in Omnicom’s annual report on Form 10-K for the year ended December 31, 2023, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at https://investor.omnicomgroup.com/financials/sec-filings/default.aspx and on the SEC’s website at http://www.sec.gov.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither IPG nor Omnicom undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

NO OFFER OR SOLICITATION

This communication is not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, IPG and Omnicom intend to file a joint proxy statement with the SEC and Omnicom intends to file with the SEC a registration statement on Form S-4 that will include the joint proxy statement of IPG and Omnicom and that will also constitute a prospectus of Omnicom. Each of IPG and Omnicom may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that IPG or Omnicom may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of IPG and Omnicom. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT IPG, OMNICOM, AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about IPG, Omnicom and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by IPG may be obtained free of charge on IPG’s website at https://investors.interpublic.com/sec-filings/financial-reports or, alternatively, by directing a request by mail to IPG’s Corporate Secretary at The Interpublic Group of Companies, Inc., 909 Third Avenue, New York, NY 10022, Attention: SVP & Secretary. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Omnicom may be obtained free of charge on Omnicom’s website at https://investor.omnicomgroup.com/financials/sec-filings/default.aspx or, alternatively, by directing a request by mail to Omnicom’s Corporate Secretary at Omnicom Group Inc., 280 Park Avenue, New York, New York 10017.

PARTICIPANTS IN THE SOLICITATION

IPG, Omnicom, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of IPG, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in IPG’s annual report on Form 10-K for the year ended December 31, 2023, including under the heading “Executive Officers of the Registrant,” and proxy statement for IPG’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2024, including under the headings “Board Composition,” “Non-Management Director Compensation,” “Executive Compensation” and “Outstanding Shares and Ownership of Common Stock.” To the extent holdings of IPG common stock by the directors and executive officers of IPG have changed from the amounts reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, subsequently filed by IPG’s directors and executive officers with the SEC. Information about the directors and executive officers of Omnicom, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Omnicom’s annual report on Form 10-K for the year ended December 31, 2023, including under the heading “Information About Our Executive Officers,” and proxy statement for Omnicom’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2024, including under the headings “Executive Compensation,” “Omnicom Board of Directors,” “Directors’ Compensation for Fiscal Year 2023” and “Stock Ownership Information.” To the extent holdings of Omnicom common stock by the directors and executive officers of Omnicom have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), subsequently filed by Omnicom’s directors and executive officers with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from IPG or Omnicom using the sources indicated above.